-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES ACQUISITION BY CHIPX OF OKI’S U.S. ASIC BUSINESS ASSETS

Tel Aviv, Israel, February 21, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that ChipX Corporation, 29% held by Elron and a provider of differentiated ASIC solutions, has completed the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital ICs from Real Time Controllers, to Micro Processors and Network Devices focusing on the Communication and Security industries.

In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki semiconductor’s technology, libraries and foundry services. This transaction will boost ChipX’s ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs.

“This acquisition will potentially double ChipX’s revenues in 2007 and will position ChipX as a major ASIC supplier in North America”, said Doron Birger, President & Chief Executive Officer of Elron and Chairman of the Board of ChipX.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact: Rinat Remler, Vice President & CFO Elron Electronic Industries Ltd. Tel. 972-3-6075555 elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).